

James Le Compte · 3rd
Partner & CEO at To'ak Chocolate | Partner at Orijin
Ecuador · **Contact info**
500+ connections

 **To'ak Chocolate**

 **University of Sydney**

Experience



Partner & CEO
To'ak Chocolate
Jul 2017 – Present · 4 yrs 5 mos
Ecuador

To'ak makes single-origin Ecuadorian dark chocolate like a French winemaker produces vintage wine. We use the oldest and rarest variety of cacao on earth and we only release extremely limited editions—often as few as 100 bars. We are pioneers in the art of aging our chocolate the way whisky producers age their whisky, using a variety of different barrels sourced from around the world. Our packaging is a work of art—every single bar is presented in a hand-crafted Spanish Elm wood box with the individual bar number engraved on the back. Each bar comes with tasting utensils we designed for exploring the aromatic nuances of heirloom Ecuadorian cacao. ...see more

  

Business Partner
Orijin
Jun 2019 – Present · 2 yrs 6 mos
Ecuador

Orijin supports farmers to tell their story to consumers and increase their incomes with full digital traceability. Technology made at origin by the cacao and coffee industries, suitable all sustainable supply chains and transparent brands.



Director
Xoca World
Jul 2017 – Present · 4 yrs 5 mos
Ecuador

Xoca is a new beverage company and brand bringing to market a line of unique, all-natural functional beverages made from the discarded and under appreciated parts of the Cacao Fruit.



Good Return
7 yrs 11 mos

Program Director
Sep 2016 – Jul 2017 · 11 mos
Phnom Penh and Shanghai

Lead and manage Good Return Programs to meet strategic goals with optimal use of staff and financial resources.

Regional Program Manager
Jul 2014 – Aug 2016 · 2 yrs 2 mos
Phnom Penh, Cambodia

Responsible for management and strategy of Good Return's regional programs in Cambodia, Nepal, Philippines, Indonesia, Fiji and Tonga. Spanning programs in Responsible Inclusive Finance; Training and Capability Development; and CAFE (Consumer Awareness and Financial Education) Initiative. ...see more

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Access to Finance and Institutional Development Consultant
Asian Development Bank
Apr 2013 – Dec 2014 · 1 yr 9 mos
Sydney, Australia

Part-time consultant, supporting Access to Finance program activities for the Pacific Private Sector Development Initiative (PSDI). This includes initiatives in branchless banking, rural finance, microfinance and secured transactions reform. ...see more

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Education



University of Sydney
MA Inst, International Studies
2005 – 2006



Harvard Business School
Core: Credential of Readiness
2015 – 2015

HBX CORe (Credential of Readiness) is a 120-150 hour certificate program on the fundamentals of business from Harvard Business School. CORe is comprised of three courses - Business Analytics, Economics for Managers, and Financial Accounting – developed by leading Harvard Business School faculty and delivered in an active learning environment based on the HBS signature case-based learning model.



Boulder Institute of Microfinance 2008
2008 – 2008

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